Filed by Fidelity National Financial, Inc.

Pursuant to Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Fidelity National Financial, Inc.

Commission File No. 001- 32630

Subject Company: Cannae Holdings, Inc.

Commission File No. 333- 217886

Subject Company: Black Knight Financial Services, Inc.

Commission File No. 001- 37394

Fidelity National Financial, Inc.’s (“FNF”) FNF Group 2nd Quarter 2017 Earnings Conference Call Script —

Management Discussion

William P. Foley, II, Non-Executive Chairman, FNF

We made significant progress in the Black Knight distribution during the second quarter with several milestones achieved. We announced the receipt of a private letter ruling on May 10, signed a formal agreement with Black Knight on June 8, filed the preliminary registration statements on Forms S-4 and S-1 with the SEC on June 13 and June 21, respectively. We received comments from the SEC on July 10 and filed amendment number one to Forms S-1 and S-4 with the SEC on July 18. Once the SEC declares the registration statements on Forms S-1 and S-4 effectively, we can mail the proxy to shareholders and then have the shareholder vote at the earliest 20 business days after the mailing. We still expect a third quarter closing for the Black Knight distribution.

FNF Group 2nd Quarter 2017 Earnings Press Release

“Finally, we made significant progress on the Black Knight distribution during the second quarter, with several milestones achieved.  We announced the receipt of the private letter ruling on May 10, signed the formal agreements with Black Knight on June 8, filed the preliminary Registration Statements on Forms S-4 and S-1 with the SEC on June 13 and June 21, respectively, received comments from the SEC on July 10 and filed Amendment No. 1 to Forms S-1 and S-4 with the SEC on July 18.  Once the SEC declares the Registration Statements on Forms S-1 and S-4 effective, we can mail the proxy statement/prospectus to shareholders and then have the shareholder vote, at the earliest, twenty business days after the mailing.  We still expect a late third quarter closing for the distribution.”  (Quote of William P. Foley, II, Non-Executive Chairman, FNF)

FNF’s FNFV Group (“FNFV”) 2nd Quarter 2017 Earnings Conference Call Script

William P. Foley, II, Non-Executive Chairman, FNF

Finally, we made significant progress on the FNFV exchange during the second quarter with several milestones achieved. We announced the receipt of a private letter ruling on May 10, filed preliminary Registration Statement on Form S-4 with the SEC on May 11, received comments from the SEC on June 6, and responded to those comments on June 22. We are continuing to work through the SEC review and are in the process of responding to additional comments received on July 14. Once the SEC declares the Registration Statement on S-4 effective, we can mail the proxy to our shareholders and then have our shareholder vote, at the earliest, twenty business days after the mailing. We still expect a late third quarter closing for the exchange of FNFV tracking stock for the new Cannae Holdings common stock that we plan to have traded on the NYSE, under the ticker symbol CNNE.

FNFV 2nd Quarter 2017 Earnings Call Question and Answer

Question: Ryan Warren

Forgive me if you touched on this because I joined a little late. But you had previously mentioned the possibility of selling a 10% stake to both FNF and TH Lee. I was wondering if you could up-to-date — bring us up-to-date on sort of your thoughts around that or any other equity sales. And just secondly, going forward, Bill, you got a lot on your plate with hockey and with CF Corp. And I’m just wondering if you’re going to be spending a reasonable amount of time on the FNF vehicle going forward? And if there are any conflicts in terms of where deals go when you find them?

Answer:  William P. Foley, II, Non-Executive Chairman, FNF

No conflicts on where deals go. FNFV has a very specific strategy. I recently retired or resigned from the FIS board, so that’s freed up a little bit of time. I’m looking at some other situations that I’m involved in to remove myself from those particular boards or companies. So I’m going to be spending time on CF Corp which is kind of a single investment, fairly simple annuity and universal life company with a large investor portfolio. And then FNFV is now headquartered in Las Vegas which is where I spend a good piece of my time. And I’m pretty active in FNFV. I’m just Chairman of FNF. I’m involved but the business is run by Randy, Mike and Tony. And Black Knight, of course, is being spun off. And I’m still involved with Black Knight, but it’s become more of a maintenance situation. So that’s kind of my philosophy. I am spending a lot of time on hockey, though, it’s very important. We need to win that Stanley Cup.

Question: Ryan Warren

Well, good luck with that. And just on — the other question relating to the 10% stake for FNF or TH Lee. Could you bring us up-to-date on your thoughts there?

Answer:  Brent B. Bickett, Executive Vice President, FNF

The thoughts are to try to get our cash up to a level that we could execute on the investment program that we want to do, to be able to buy 3 or 4 platform companies that would have — give us the capacity to do some add-on deals. So we have just over $350 million of cash and we’d like to have, candidly, more, around $600 million or so that we feel would be comfortable once we separate from FNF. So we have all the approvals necessary, at least internally, to make those investments. But more details will come as we approach the end of the third quarter.

FNFV 2nd Quarter 2017 Earnings Press Release

“We also made significant progress on the FNFV exchange during the second quarter, with several milestones achieved. We announced the receipt of the private letter ruling on May 10, filed the preliminary Registration Statement on Form S-4 with the SEC on May 11, received comments from the SEC on June 6 and responded to those comments on June 22. We are continuing to work through the SEC review and are in the process of responding to additional comments received on July 14. Once the SEC declares the Registration Statement on S-4 effective, we can mail the proxy to shareholders and then have the shareholder vote, at the earliest, twenty business days after the mailing. We still expect a late third quarter closing for the exchange of the FNFV tracking stock for the new Cannae Holdings common stock that we plan to have trade on the NYSE under the ticker symbol CNNE.”  (Quote of William P. Foley, II, Non-Executive Chairman, FNF)

Black Knight Financial Services, Inc. (“Black Knight”) 2nd Quarter Earnings Call Script

William P. Foley, II, Chairman, Black Knight

Finally, we made significant progress on the spin-off during the second quarter with several milestones achieved. Fidelity National Financial announced the receipt of a private letter ruling on May 10. We signed the formal agreements with FNF on June 8. We filed the preliminary S-4 with the SEC on June 13 and the S-1 on June 21. We received comments from the SEC on July 10 and filed our Amendment No. 1 to Forms S-1 and S-4 with the SEC on July 18. Once the SEC declares the S-1 and S-4 effective, we can mail the proxy statement/prospectus to shareholders and then have the shareholder vote at the earliest 20 business days after the mailing. We still expect a third quarter closing for the spin-off.

Forward- Looking Statements

This communication contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding our expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: our ability to successfully achieve the conditions to and consummate (i) the plan to redeem and exchange the FNFV tracking stock with the result being an independent, publicly-traded Cannae Holdings, Inc. (“Cannae”) common stock, and (ii) the tax-free spin-off of Black Knight from FNF; changes in general economic, business and political conditions, including changes in the financial markets; weakness or adverse changes in the level of real estate activity, which may be caused by, among other things, high or increasing interest rates, a limited supply of mortgage funding or a weak U. S. economy; our potential inability to find suitable acquisition candidates, acquisitions in lines of business that will not necessarily be limited to our traditional areas of focus, or difficulties in integrating acquisitions; our dependence on distributions from our title insurance underwriters as a main source of cash flow; significant competition that our operating subsidiaries face; compliance with extensive government regulation of our operating subsidiaries; risks associated with Black Knight’s structure and status as a “controlled company;” and other risks detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of FNF’s Form 10-K, BKFS’ Form 10-K and other filings with the Securities and Exchange Commission (“SEC”).

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge from the SEC’s website, www.sec.gov. In connection with the proposed transactions, (i) Cannae filed with the SEC on May 11, 2017 a preliminary registration statement on Form S-4, as amended by Amendment No. 1 on June 22, 2017, which has not yet become effective (as so amended, the “Cannae Registration Statement”), (ii) New BKH Corp. filed with the SEC on June 21, 2017 a preliminary registration statement on Form S-1, as amended by Amendment No. 1 on July 18, 2017, which has not yet become effective and (iii) Black Knight Holdco Corp. (“New Black Knight”) filed with the SEC on June 13, 2017 a preliminary registration statement on Form S-4, as amended by Amendment No. 1 on July 18, 2017, which has not yet become effective (as so amended, the “New Black Knight Registration Statement”). Each of the Cannae Registration Statement and the New Black Knight Registration Statement (collectively, the “Registration Statements”) included a prospectus and a proxy statement which will be sent to FNF’s FNFV Group shareholders and Black Knight Financial Services, Inc.’s shareholders, respectively, in connection with their votes required in connection with the respective transactions following the Registration Statements having been declared effective by the SEC.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENTS AND ANY

OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC by FNF, Cannae, New BKH or New Black Knight free of charge from the SEC’s website, www.sec.gov. These documents (when they are available) can also be obtained free of charge from the respective companies by directing a written request to (i) Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Investor Relations, Telephone: 904-854-8100  or (ii) Black Knight Financial Services, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attn: Corporate Secretary, Telephone (904) 854-5100, as applicable.

Participants in a Solicitation

The directors and executive officers of FNF and Black Knight and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the transactions discussed herein. Information regarding the directors and executive officers of FNF is available in its definitive proxy statement, which was filed with the SEC on April 26, 2017 and amended or supplemented by the information contained in the supplement to the proxy statement, filed with the SEC on June 2, 2017. Information regarding the directors and executive officers of Black Knight is available in its definitive proxy statement, which was filed with the SEC on April 26, 2017. Free copies of these documents may be obtained as described in the preceding paragraph.